FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the three-month period ended June 30, 2012 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: August 13, 2012	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

KONAMI CORPORATION filed its Quarterly Securities Report for the three-month period ended June 30, 2012 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on August 13, 2012. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data

2.	Overview of Business

B.	Business

1.	Risks Relating to Our Business

2.	Significant Contracts

3.	Results of Operations and Financial position

C.	Information on Reporting Company

1.	Share Information

a.	Total Number of Shares

b.	Stock Acquisition Rights

c.	Convertible Bonds Exercise

d.	Rights Plan

e.	Common Stock and Additional Paid-in Capital

f.	Major Shareholders

g.	Voting Rights

2.	Directors and Corporate Auditors

D.	Financial Statements

1.	Quarterly Consolidated Financial Statements

2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2012	June 30, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥76,451	¥67,248
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥380 million and ¥373 million at March 31, 2012 and June 30, 2012, respectively	33,647	20,683
Inventories	22,121	23,527
Deferred income taxes, net	20,503	19,098
Prepaid expenses and other current assets	9,243	13,337

Total current assets	161,965	143,893

PROPERTY AND EQUIPMENT, net	62,251	63,253

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	429	384
Investments in affiliate	2,184	2,160
Identifiable intangible assets	41,283	41,193
Goodwill	21,875	21,861
Lease deposits	26,827	26,983
Deferred income taxes, net	976	931
Other assets	10,216	10,149

Total investments and other assets	103,790	103,661

TOTAL ASSETS	¥328,006	¥310,807

See accompanying notes to consolidated financial statements.

	Millions of Yen
	March 31, 2012	June 30, 2012
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥2,300	¥3,286
Current portion of long-term debt	5,000	5,000
Current portion of capital lease and financing obligations	2,458	2,412
Trade notes and accounts payable	16,290	12,171
Accrued income taxes	10,449	2,828
Accrued expenses	19,993	15,721
Deferred revenue	5,595	5,884
Other current liabilities	5,805	5,919

Total current liabilities	67,890	53,221

LONG-TERM LIABILITIES:
Long-term debt, less current portion	5,000	5,000
Capital lease and financing obligations, less current portion	24,803	24,220
Accrued pension and severance costs	1,641	1,623
Deferred income taxes, net	4,024	4,180
Other long-term liabilities	8,928	8,782

Total long-term liabilities	44,396	43,805

TOTAL LIABILITIES	112,286	97,026

COMMITMENTS AND CONTINGENCIES (Note 11)
EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2012 and June 30, 2012; outstanding 138,620,152 shares at March 31, 2012 and 138,619,298 shares at June 30, 2012	47,399	47,399
Additional paid-in capital	74,175	74,175
Legal reserve	284	284
Retained earnings	107,565	106,814
Accumulated other comprehensive loss	(2,719)	(3,944)
Treasury stock, at cost- 4,879,848 shares at March 31, 2012 and 4,880,702 shares at June 30, 2012	(11,246)	(11,248)

Total KONAMI CORPORATION stockholders’ equity	215,458	213,480

Noncontrolling interest	262	301

TOTAL EQUITY	215,720	213,781

TOTAL LIABILITIES AND EQUITY	¥328,006	¥310,807

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

For the three months ended June 30, 2011 and 2012 Consolidated Statements of Income

	Millions of Yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
NET REVENUES:
Product sales revenue	¥25,436	¥19,266
Service and other revenue	29,479	29,862

Total net revenues	54,915	49,128

COSTS AND EXPENSES:
Costs of products sold	16,202	10,967
Costs of services rendered and others	20,579	21,420
Selling, general and administrative	10,829	11,361
Earthquake related expenses	281	—

Total costs and expenses	47,891	43,748

Operating income	7,024	5,380

OTHER INCOME (EXPENSES):
Interest income	40	54
Interest expense	(358)	(345)
Foreign currency exchange gain (loss), net	4	(329)
Other, net	(4)	(115)

Other income (expenses), net	(318)	(735)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	6,706	4,645
INCOME TAXES	2,621	1,894
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	(11)	3

NET INCOME	4,074	2,754
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	31	39

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥4,043	¥2,715

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Net income	¥4,074	¥2,754

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(645)	(1,268)
Net unrealized gains (losses) on available-for-sale securities	(7)	42
Pension liability adjustment	14	1

Other comprehensive loss	(638)	(1,225)

Comprehensive income	3,436	1,529

Comprehensive income attributable to the non controlling interest	31	39

Comprehensive income attributable to KONAMI CORPORATION	¥3,405	¥1,490

PER SHARE DATA:
	Three months ended June 30, 2011	Three months ended June 30, 2012
Net income attributable to KONAMI CORPORATION per share:
Basic	¥29.30	¥19.59
Diluted	29.30	19.59

Weighted-average common shares outstanding	138,008,408	138,619,708
Diluted weighted-average common shares outstanding	138,008,408	138,619,708

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Cash flows from operating activities:
Net income	¥4,074	¥2,754
Adjustments to reconcile net income to net cash used in operating activities -
Depreciation and amortization	2,382	2,317
Provision for doubtful receivables	(42)	(2)
Loss on sale or disposal of property and equipment, net	62	22
Equity in net loss (income) of affiliated company	11	(3)
Deferred income taxes	1,670	1,544
Change in assets and liabilities, net of businesses acquired:
Decrease in trade notes and accounts receivable	5,804	12,342
Increase in inventories	(3,254)	(1,923)
Decrease in other receivables	382	150
Increase in prepaid expenses	(118)	(905)
Decrease in trade notes and accounts payable	(5,721)	(3,937)
Decrease in accrued income taxes, net of tax refunds	(5,967)	(11,212)
Decrease in accrued expenses	(1,785)	(2,667)
Increase in deferred revenue	1,066	420
Decrease in advance received	(179)	(174)
Increase (decrease) in deposits	(58)	255
Other, net	727	(410)

Net cash used in operating activities	(946)	(1,429)

Cash flows from investing activities:
Capital expenditures	(1,572)	(4,402)
Proceeds from sales of property and equipment	4	1
Decrease (increase) in lease deposits, net	63	(33)
Other, net	10	(2)

Net cash used in investing activities	(1,495)	(4,436)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(600)	986
Principal payments under capital lease and financing obligations	(579)	(646)
Dividends paid	(2,106)	(3,314)
Purchases of treasury stock by parent company	(6)	(2)
Other, net	1	0

Net cash used in financing activities	(3,290)	(2,976)

Effect of exchange rate changes on cash and cash equivalents	(255)	(362)

Net decrease in cash and cash equivalents	(5,986)	(9,203)

Cash and cash equivalents, beginning of the period	59,541	76,451

Cash and cash equivalents, end of the period	¥53,555	¥67,248

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

KONAMI CORPORATION (the “Company”) and its subsidiaries (collectively “KONAMI”) prepared the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”). KONAMI became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission.

2. Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the current period.

3. New Accounting Pronouncements Adopted

Effective April 1, 2012, KONAMI has adopted Accounting Standards Update (“ASU”) 2011-05 “Comprehensive Income (Topic 220): Presentation of Comprehensive Income”, which was subsequently amended by ASU2011-12 “Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU2011-05”. ASU2011-05 requires the presentation of net income and other comprehensive income in a single continuous statement or in two separate but consecutive statements and eliminates the current option to report comprehensive income in the statement of equity. ASU2011-12 would defer the requirement to separately present within net income reclassification adjustments of items out of accumulated other comprehensive income, a part of which is required in ASU2011-05. The adoption of ASU2011-05 and ASU2011-12 did not have a material impact on KONAMI’s financial position and results.

4. Inventories

Inventories at March 31, 2012 and June 30, 2012 consisted of the following:

	Millions of Yen
	March 31, 2012	June 30, 2012
Finished products	¥7,158	¥6,849
Work in process	10,078	11,787
Raw materials and supplies	4,885	4,891

Total	¥22,121	¥23,527

5. Property and Equipment

Property and equipment at March 31, 2012 and June 30, 2012 consisted of the following:

	Millions of Yen
	March 31, 2012	June 30, 2012
Property and equipment, at cost:
Land	¥14,532	¥14,520
Buildings and structures	75,301	75,446
Tools, furniture and fixtures	25,050	25,440
Construction in progress	182	1,927

Total	115,065	117,333
Less-Accumulated depreciation and amortization	(52,814)	(54,080)

Net property and equipment	¥62,251	¥63,253

6. Severance and Retirement Plans

Net periodic cost of KONAMI’s plans for the three months ended June 30, 2011 and 2012 included the following components:

During the fiscal year ended March 31, 2012, KONAMI terminated all of its defined benefit severance and retirement plans. Certain domestic subsidiaries made a transition to the defined contribution plans. Meanwhile, certain domestic subsidiaries encouraged the voluntary retirement plans, resulting in special granting termination benefits for the three months ended June 30, 2011.

	Millions of Yen
	Three months ended June 30, 2011	Three months ended June 30, 2012
Service cost – benefits earned during the period	¥66	—
Interest cost on projected benefit obligation	7	—
Expected return on plan assets	(7)	—
Recognized actuarial loss	10	—
Settlement loss	—	¥3
Loss from special termination benefit	226	—

Net periodic cost	¥302	¥3

7. Equity

The changes in the carrying amount of KONAMI CORPORATION stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the three months ended June 30, 2011 and 2012 were as follows:

	Millions of Yen
For the three months ended June 30, 2011	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2011	¥193,914	¥4,493	¥198,407

Cash dividends attributable to KONAMI CORPORATION stockholders	(2,231)	—	(2,231)
Purchase of treasury stock	5,062	—	5,062
Equity transaction with noncontrolling interests and others	(639)	(4,356)	(4,995)
Comprehensive income:
Net income for the period	4,043	31	4,074
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(645)	—	(645)
Net unrealized losses on available-for-sale securities	(7)	—	(7)
Pension liability adjustment	14	—	14

Comprehensive income for the period	3,405	31	3,436

Balance at June 30, 2011	¥199,511	¥168	¥199,679

	Millions of Yen
For the three months ended June 30, 2012	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2012	¥215,458	¥262	¥215,720

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,466)	—	(3,466)
Purchase of treasury stock	(2)	—	(2)
Comprehensive income:
Net income for the period	2,715	39	2,754
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,268)	—	(1,268)
Net unrealized gains on available-for-sale securities	42	—	42
Pension liability adjustment	1	—	1

Comprehensive income for the period	1,490	39	1,529

Balance at June 30, 2012	¥213,480	¥301	¥213,781

8. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of the Company and its domestic subsidiaries’ investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of the Company and its domestic subsidiaries’ long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from counterparties or third parties.

The estimated fair values of the Company and its domestic subsidiaries’ financial instruments at March 31, 2012 and June 30, 2012 are as follows:

	Millions of Yen
	March 31, 2012		June 30, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥429	¥429	¥384	¥384
Long-term debt, including current portion	(10,000)	(10,035)	(10,000)	(10,072)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—
Liabilities	0	0	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

9. Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1 –	Quoted prices for identical assets or liabilities in active markets

Level 2 –	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 –	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31, 2012 and June 30, 2012, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
March 31, 2012	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥429	—	—	¥429

Total assets	¥429	—	—	¥429

Liabilities:
Derivatives	—	¥0	—	¥0

Total liabilities	—	¥0	—	¥0

	Millions of Yen
June 30, 2012	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥384	—	—	¥384

Total assets	¥384	—	—	¥384

Liabilities	—	—	—	—

Total liabilities	—	—	—	—

Level 1 investments are comprised solely of available-for-sale securities, which is valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Derivative financial instruments are comprised of foreign exchange forward contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

As of March 31, 2012 and June 30, 2012, KONAMI did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

10. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

KONAMI operates on a worldwide basis principally with the following four business segments:

1. Digital Entertainment:	Production, manufacture and sale of digital content and related products including Content for social networks, Online games, Computer & Video Games, Amusement and Card Games.

2. Health & Fitness:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

3. Gaming & Systems:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

4. Pachinko & Pachinko Slot Machines:	Production, manufacture and sale of pachinko slot machines and LCDs units for pachinko machines.

Notes:

1.	“Corporate” primarily consists of administrative expenses of the Company.
2.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

3.	Intersegment sales and revenues are generally recorded at values that represent arm’s-length fair value.

The following tables summarize revenue and operating income (loss) by operating segment which are the primary measures used by KONAMI’s chief operating decision maker to measure KONAMI’s operating results and to measure segment profitability and performance. This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Three months ended June 30, 2011	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥25,940	¥20,155	¥5,098	¥3,722	—	¥54,915
Intersegment	162	103	—	0	¥(265)	—

Total	26,102	20,258	5,098	3,722	(265)	54,915
Operating expenses	20,043	19,975	3,863	2,987	1,023	47,891

Operating income (loss)	¥6,059	¥283	¥1,235	¥735	¥(1,288)	¥7,024

Three months ended June 30, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥22,662	¥19,708	¥5,205	¥1,553	—	¥49,128
Intersegment	158	9	—	0	¥(167)	—

Total	22,820	19,717	5,205	1,553	(167)	49,128
Operating expenses	17,628	19,035	4,176	1,149	1,760	43,748

Operating income (loss)	¥5,192	¥682	¥1,029	¥404	¥(1,927)	¥5,380

b. Geographic information

Three months ended June 30, 2011	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥44,640	¥6,737	¥1,926	¥1,612	¥54,915	—	¥54,915
Intersegment	1,913	279	25	83	2,300	¥(2,300)	—

Total	46,553	7,016	1,951	1,695	57,215	(2,300)	54,915
Operating expenses	40,997	5,814	1,903	1,559	50,273	(2,382)	47,891

Operating income	¥5,556	¥1,202	¥48	¥136	¥6,942	¥82	¥7,024

Three months ended June 30, 2012	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥39,198	¥7,287	¥1,469	¥1,174	¥49,128	—	¥49,128
Intersegment	1,682	425	51	21	2,179	¥(2,179)	—

Total	40,880	7,712	1,520	1,195	51,307	(2,179)	49,128
Operating expenses	36,159	6,787	1,788	1,199	45,933	(2,185)	43,748

Operating income (loss)	¥4,721	¥925	¥(268)	¥(4)	¥5,374	¥6	¥5,380

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services.

11. Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥17,425 million as of June 30, 2012.

12. Subsequent Events

No reportable subsequent events occurred.